[Mays & Valentine, L.L.P. letterhead]





     (804) 697-1298                                                   08847.051
email: bhester@maysval.com

                                 October 4, 2000




VIA EDGAR and TELECOPIER (202)942-9528

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                   File No. 000-19867 - Eskimo Pie Corporation
       Withdrawal of Schedule 14C Filing/Preliminary Information Statement
       -------------------------------------------------------------------

Ladies and Gentlemen:

         On behalf of Eskimo Pie Corporation, a corporation organized under the laws of the Commonwealth of Virginia (the "Company"), we hereby withdraw the filing of the Company's preliminary information statement on Schedule 14C (file No. 000-19867) originally filed with the Commission on August 17, 2000. The filing related to a special meeting of shareholders of the Company which was anticipated to be held in October, 2000. That special meeting has been cancelled.

         Please direct any questions or comments you may have concerning this withdrawal to the undersigned at (804) 697-1298.

                                   Yours sincerely,

                                   /s/ Elizabeth G. Hester

                                   Elizabeth G. Hester

784415

cc:      Mr. David B. Kewer